15025726

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67923 8-67655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 E 58 Street Suite 16C
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul I. Bloom (212) 796-4254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd Ste. 150 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/1/15
3/14

OATH OR AFFIRMATION

I, Paul I. Bloom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Paul I. Bloom
Signature

Chief Executive Officer
Title

Notary Public

ALICIA BYRD
NOTARY PUBLIC
STATE OF FLORIDA
Comm# FF056582
Expires 9/23/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Paul I. Bloom, CEO
Xnergy Financial, LLC
New York, New York

We have audited the accompanying statement of financial condition of Xnergy Financial, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Xnergy Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xnergy Financial, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial, LLC's financial statements. The supplemental information is the responsibility of Xnergy Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Paul I. Bloom, CEO
Xnergy Financial, LLC
New York, New York

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 24, 2015

XNERGY FINANCIAL, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Current Assets		
Cash and cash equivalents	$	9,362
Other receivables		40,000
Prepaid expenses		1,574
Total Current Assets	$	50,936
Total Assets	$	50,936

LIABILITIES AND MEMBERS' EQUITY

Current Liabilites:		
Accounts payable	$	623
Total Current Liabilities	$	623
Total Liabilities	$	623
Members' Equity	$	50,313
Total Liabilities and Members' Equity	$	50,936

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

Statement of Income
For the Year Ended December 31, 2014

REVENUE		
Investment advisory fees	$	312,463
Other income - Legal Settlement		50,000
Total revenue	$	362,463
EXPENSES:		
Consulting Fees	$	71,164
Computer Expenses		6,343
Members' compensation		
Retirement plan		
Communications		7,835
Rent expense		32,000
Office expense		
Insurance		1,211
Professional fees		21,000
Legal Fees		10,528
Depreciation and amortization		
Auto expense		
Other operating expenses		6,966
Total expenses	$	157,047
NET INCOME BEFORE INCOME TAXES	$	205,416
Unincorporated business tax		-
NET INCOME	**$**	**205,416**

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

		Total Members' Equity
Beginning balance January 1, 2014	$	96,877
Net Income		205,416
Contributions by members		66,370
Distributions to members	$	(318,350)
Ending balance December 31, 2013	$	50,313

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

Statement of Cash Flows
December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	205,416
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		
(Increase) decrease in:		
Commission receivable		
Other receivables		58,451
Due from brokers		
Prepaid expenses		501
Other assets		
Increase (decrease) in:		
Accounts payable and accrued expenses		(15,151)
Total adjustments	$	43,801
Net cash provided by operating activities	$	249,217
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution from members	$	66,370
Distributions to members	$	(318,350)
Net cash used by financing activities	$	(251,980)
(Decrease) in cash	$	(2,763)
Cash - beginning of year	$	12,125
Cash - end of period	$	9,362
Interest		-

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC
(A WHOLLY OWNED SUBSIDIARY OF XNERGY, LLC)
NOTES TO THE FINANCIAL STATEMENTS DECEMBER 31, 2014

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC (a wholly owned subsidiary of Xnergy, LLC) ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was 100% owned by Xnergy, LLC. Xnergy Financial, LLC is 100% owned by Xnergy, LLC.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being members of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Concentrations

For the year ended December 31, 2014, the Company had two customers that comprised approximately 59% of total revenue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Transaction fees are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are amortized over the period the services are to be rendered.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and, thus no federal or state income tax expense has been recorded in the financial statements. The net income of the Company is passed through to its sole member, Xnergy, LLC, and reported on its tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *740, Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2014, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2014, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2010.

Subsequent events

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events,* through the date the financial statements were available to be issued on February 25, 2015.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($5,000 at December 31, 2014), whichever is higher. At December 31, 2014, the Company had net capital of $3,739 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 7.13 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 4 - RELATED PARTY TRANSACTIONS

Operating facilities and administrative costs

The Company has an expense sharing agreement with its parent, Xnergy, LLC, whereby any costs for the use of office space and other office resources and administrative costs are paid by Xnergy, LLC. The Company is typically not charged for the use of office space or other office resources and administrative costs. These costs are recorded as capital contributions by Xnergy, LLC. The amount of office space and other office resources and administrative costs paid by Xnergy, LLC on behalf of the Company during the year ended December 31, 2014 were approximately $66,370.

NOTE 5 – FAIR VALUE

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Fair Value of Financial Instruments

The carrying amounts of cash, prepaid expenses, and accounts payable and accrued expenses approximate fair value because of the short-term nature of those instruments.

NOTE 6 – COMMITMENTS and CONTINGENCIES

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals.

NOTE 7 – MEMBERS CONTRIBUTION

During 2014, members made cash contributions to the Company in the amount of $ 66,370.

XNERGY FINANCIAL, LLC

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2014

		Focus 12/31/14		Audit 12/31/14		Change
Members' equity, December 31, 2013	$	50,313	$	50,313	$	-
Subtract: Non allowable assets:						
Other receivables		(40,000)		(40,000)		
Leasehold amortization						
Invesments						
Other asset		(1,574)		(1,574)		-
Tentative net capital	$	(41,574)	$	(41,574)	$	-
Haircuts:		-				-
NET CAPITAL	$	8,739	$	8,739	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	3,739	$	3,739	$	-
Aggregate indebtedness	$	623	$	623	$	-
Ratio of aggregate indebtedness to net capital		7.13%		7.13%		

There was no noted difference between the Audit and Focus report as of December 31, 2014

The accompanying notes are an integral part of these financial statements

XNERGY FINANCIAL, LLC

December 31, 2014

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV

SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

The accompanying notes are an integral part of these financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Paul I. Bloom, CEO
Xnergy Financial, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Xnergy Financial, LLC Exemption Report in which (1) Xnergy Financial, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Xnergy Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that Xnergy Financial, LLC , met the identified exemption provision throughout the most recent fiscal year without exception. Xnergy Financial, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 24, 2015

Xnergy Financial, LLC
Exemption Report per SEC Rule 17a-5
December 31, 2014

For the purpose of the annual audit and review for the fiscal period ending December 31, 2014, Xnergy Financial, LLC makes the following statements ("Assertions"):

a. We claim an exemption from the provision of SEC Rule 15c3-3 under provision (k)(2)(i); operating as a fully disclosed broker dealer, and

b. We have met the above identified exemption provision throughout the most recent fiscal year without exception.